Lightbridge Corporation
1600 Tysons Boulevard, Suite 550
McLean, VA 22102

T: +1.571.730.1200 F: +1.571.730.1260

January 28, 2013

Via EDGAR
Attn: Mr. Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	Lightbridge Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 22, 2012
File No. 001-34487

Dear Mr. Gordon,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission dated January 23, 2013 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff in relation to the Form 10K filed on February 22, 2012 and the Form 10-Q for the quarterly period ended September 30, 2012. For your convenience, the matter is listed below, followed by our response:

Form 10-Q for the quarterly period ended September 30, 2012

Liquidity and Capital Resources, page 33

1.

We note your response to comment 1 and your proposed disclosure. In future filings, please discuss your potential sources of liquidity, and discuss any steps you have taken toward securing future financing, or state that you have not begun to look for new financing or additional sources of capital.

RESPONSE:

As requested by the Staff, we will include in future filings our potential sources of liquidity and any steps we have taken toward securing future financing, or state that we have not yet begun to look for new financing or additional sources of capital.

*****

We hereby acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Brian Buck of Pillsbury Winthrop Shaw Pittman LLP, at 202-663-8347, or myself at 571-730-1203.

Sincerely,

/s/ James Guerra
Mr. James Guerra
Chief Financial Officer
Lightbridge Corporation